FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

September 26, 2023

Date of Report (date of earliest event reported)

Pegasus Digital Mobility Acquisition Corp.

(Exact name of Registrant as specified in its charter)

Cayman Islands	001-40945	98-1596591
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

71 Fort Street George Town Grand Cayman Cayman Islands	KY1-1106
(Address of principal executive offices)	(Zip Code)

+1345 769-4900

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-half of one redeemable Warrant	PGSS.U	New York Stock Exchange
Class A Ordinary Shares, par value $0.0001 per share	PGSS	New York Stock Exchange
Redeemable Warrants, each exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	PGSS.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

First Amendment to the Business Combination Agreement

As previously disclosed, on May 31, 2023, Pegasus Digital Mobility Acquisition Corp., a Cayman Islands exempted company ("Pegasus"), entered into a Business Combination Agreement (as it may be amended, supplemented, or otherwise modified from time to time, the "Business Combination Agreement"), by and among Pegasus, Gebr. SCHMID GmbH, a German limited liability company ("Schmid"), Pegasus Topco B.V., a Dutch private limited liability company and wholly-owned subsidiary of Pegasus ("TopCo") and Pegasus MergerSub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of TopCo ("Merger Sub"). Capitalized terms used but not defined herein have the meaning given to them in the Business Combination Agreement.

On September 26, 2023, Pegasus, Schmid, TopCo and Merger Sub entered into an amendment to the Business Combination Agreement (the "First Amendment to the Business Combination Agreement"), pursuant to which, among other things, the parties thereto have agreed to update certain aspects of the transaction structuring as outlined in further detail therein.

A copy of the First Amendment to the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated by reference, and the foregoing description is qualified in its entirety by reference to the full text of the First Amendment to the Business Combination Agreement.

Item 8.01 Other Events.

Additional Information

In connection with the proposed Business Combination, TopCo has filed with the SEC an F-4 Registration Statement, which includes a preliminary prospectus and preliminary proxy statement. Pegasus will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the F-4 Registration Statement, the definitive proxy statement/final prospectus or any other document that Pegasus will send to its shareholders in connection with the Business Combination. Investors and security holders of Pegasus are advised to read, when available, the definitive proxy statement/final prospectus in connection with Pegasus's solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of Pegasus as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the definitive proxy statement/final prospectus, without charge, once available, at the SEC's website at www.sec.gov. Completion of the Business Combination is subject to approval by Pegasus shareholders, the F-4 Registration Statement being declared effective by the SEC and the satisfaction or waiver of other customary closing conditions identified in the Business Combination Agreement.

Participants in the Solicitation

Pegasus, Schmid, TopCo and Merger Sub and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Pegasus's shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Pegasus's directors and officers in Pegasus's filings with the SEC, and such information and names of Schmid's directors and executive officers in the F-4 Registration Statement filed with the SEC by TopCo, which includes the proxy statement of Pegasus for the Business Combination.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Pegasus's and Schmid's actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "anticipate," "intend," "plan," "proposed," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Pegasus's and Schmid's expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Pegasus's and Schmid's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (ii) the outcome of any legal proceedings that may be instituted against Pegasus, TopCo and/or Schmid following the announcement of the Business Combination Agreement and the Transactions; (iii) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the stockholders of Pegasus, certain regulatory approvals, or the satisfaction of other conditions to closing in the Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (v) the inability to obtain or maintain the listing of TopCo's securities on the NYSE following the proposed Business Combination; (vi) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (vii) failure to realize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Schmid to grow and manage growth profitably, and retain its key employees; (viii) costs related to the proposed Business Combination; (ix) changes in applicable laws or regulations; and (x) the possibility that Schmid, Pegasus or TopCo may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Pegasus's most recent filings with the SEC and in the Form F-4 Registration Statement filed by TopCo in connection with the proposed Business Combination. All subsequent written and oral forward-looking statements concerning Pegasus, Schmid, TopCo, the transactions described herein or other matters, and attributable to Pegasus, Schmid, TopCo or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Pegasus, Schmid and TopCo expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect to events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, sell or exchange nor a solicitation of an offer to sell, subscribe for or buy or exchange any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Business Combination or otherwise, nor will there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits

Exhibit Number	Description

2.1	First Amendment to the Business Combination Agreement dated September 26, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 26, 2023	Pegasus Digital Mobility Acquisition Corp.

	By:	/s/ F. Jeremey Mistry
	Name:	F. Jeremey Mistry
	Title:	Chief Financial Officer